

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

April 19, 2016

<u>Via E-mail</u>
Rajiv Choubey
Vedanta Ltd.
DLF Atria, Phase-2 Jacaranda Marg
DLF City Gurgaon – 122002 Haryana, India

    Re: Vedanta Ltd.
           Form 20-F for the Fiscal Year Ended March 31, 2015
           Filed August 14, 2015
           File No. 001-33175

Dear Mr. Choubey:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ John Reynolds

           John Reynolds
           Assistant Director
           Office of Beverages, Apparel and Mining